UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

FORM 6-K
______________________________
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number 001-14536
_____________________________________________________
PartnerRe Ltd.

(Translation of registrant’s name into English)
______________________________________________________

Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
_________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENT FURNISHED AS PART OF THIS FORM 6-K

On October 20, 2016, PartnerRe Ltd. ("PartnerRe") and Aurigen Capital Limited ("Aurigen") announced a definitive agreement for PartnerRe to acquire 100% of the outstanding ordinary shares of Aurigen, a North American life reinsurance company.

The following document, furnished as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press release – dated October 20, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	October 20, 2016	By:	/s/ Marc Wetherhill
Name: Marc Wetherhill
Title: Chief Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release – dated October 20, 2016